Exhibit 16.1

May 5, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Orbital ATK, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Orbital ATK, Inc. dated May 5, 2017.  We agree with the statements concerning our Firm contained in such Form 8-K.

Very truly yours,

/s/PricewaterhouseCoopers LLP

McLean, VA

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102

T: (703) 918 3000, F: (703) 918 3200, www.pwc.com/us

On May 1, 2017, the Audit Committee (the “Audit Committee”) of the Board of Directors of Orbital ATK, Inc. (the “Company”) dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm.  PwC had been engaged on June 30, 2015 and had been the Company’s independent registered public accounting firm for the year ended December 31, 2016 and the nine-month transition period ended December 31, 2015 (the “2015 transition period”).

PwC’s reports on the financial statements of the Company for the year ended December 31, 2016 and the 2015 transition period did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from June 30, 2015 to December 31, 2015, the year ended December 31, 2016 and the subsequent interim period through May 1, 2017, there were no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report.

During the year ended December 31, 2016 and the 2015 transition period and the subsequent interim period through May 1, 2017, there were reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1933.  As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Company’s Annual Report on Form 10-K/A for the 2015 transition period, the Company and PwC each concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2015, and as of December 31, 2016, because of material weaknesses in our control environment related to (i) establishing and maintaining accounting policies and procedures related to complex transactions, and (ii) maintaining a sufficient complement of personnel with appropriate levels of accounting and controls knowledge, experience, and training commensurate with the nature and complexity of our business and contract activity.  These material weaknesses in our control environment contributed to material weaknesses at the control activity level where the Company (iii) did not design appropriate controls to ensure completeness and accuracy of purchase accounting, specifically the Company did not maintain controls over measurement period adjustments and controls over the calculation of acquired contracts’ percentage of completion used to recognize revenue (this material weaknesses was identified in 2015 and  remediated during the quarter ended December 31, 2016), and (iv) did not maintain controls over the integration of accounting operations of the two merged companies and over the preparation, analysis and review of accounts of the combined business.  Also, the Company (v) did not maintain an effective control environment at its Defense Systems Group and its Small Caliber Systems Division, specifically the Small Caliber Systems Division did not maintain a control environment where procedures to escalate accounting issues to Defense Systems Group or Corporate management were followed, which led to the suppression of information by Small Caliber Systems Division management related to cost overruns and the override of certain controls due to pressure to achieve cost savings and maintain a targeted profit rate.  This material weakness in our control environment contributed to (vi) a material weakness at the Small Caliber Systems Division, where the Small Caliber Systems division did not design and maintain controls related to the preparation, review and approval of costs incurred and contract estimates used to determine revenue.  The Audit Committee has had extensive discussions with PwC regarding these conclusions.  The Company authorized PwC to fully respond to the inquiries of the successor accountant concerning these material weaknesses.

The Company provided PwC a copy of the above disclosures in this Item 4.01 and requested that PwC provide the Company with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the above statements made by the Company in response to Item 304(a) of Regulation S-K.  A copy of this letter dated May 5, 2017 furnished by PwC in response to that request is filed as Exhibit 16.1 to this Form 8-K.